Exhibit 99.1

Not for release to US wire services or distribution in the United States

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

29 April 2020

Immutep completes a A$12 million placement to drive development of its immuno-oncology and autoimmune asset pipeline

•	Immutep has successfully raised A$12 million via a placement which was supported by new and existing institutional and sophisticated investors in Australia and Hong Kong

•	Seven new institutional investors welcomed onto the register as part of the raise

•	Proceeds will drive development of Immutep’s immuno-oncology and autoimmune programs, including its lead product candidate, eftilagimod alpha

•	Strengthens the balance sheet ahead of a number of key clinical data value inflection points

•	Extends Immutep’s cash runway to the end of calendar year 2021

Immutep Limited (ASX: IMM; NASDAQ: IMMP) 29 April 2020: ASX and NASDAQ listed biotechnology company Immutep Limited (“Immutep“ or the “Company“), is pleased to announce that it has today successfully completed a A$12 million placement (Placement) to professional, institutional and sophisticated investors.

Immutep CEO Marc Voigt said: “The support received for this financing from high quality new and existing investors demonstrates strong confidence in Immutep’s clinical program. We continue to be encouraged by the data from the TACTI-002 phase II trial. Yesterday‘s read out showed an improved overall response rate of 53% in 1st line lung cancer patients receiving efti as part of a combination treatment with Merck´s Keytruda. This compares very favourably to an overall response rate of 20% for patients receiving Keytruda alone in historical trials. With a number of further data releases set to occur throughout 2020 and 2021, we are confident about the benefit that efti can bring to patients.

This financing provides certainty of funding for Immutep and I would like to thank existing shareholders for their continued support and welcome new investors to the register.”

Use of Funds

The Company will use the proceeds received from the Placement to finance its LAG-3 related clinical program in immuno-oncology and autoimmune disease. This includes the ongoing clinical development of eftilagimod alpha (“efti” or “IMP321”), the cell-line development of IMP761, R&D, manufacturing and general corporate purposes.

Placement

96 million new fully paid ordinary shares (“New Shares”) will be issued under the Placement at an issue price of 12.5c per New Share (representing a 15.5% discount to the volume weighted average price (“VWAP“) of the Company’s ordinary shares as traded on ASX over the 15 days up to and including Friday, 24 April 2020), raising a total of A$12 million before transaction-related expenses.

The Placement was conducted utilising the Company’s available placement capacity pursuant to ASX Listing Rule 7.1 and ASX Listing Rule 7.1A. Accordingly, no shareholder approval is required for the issue of New Shares under the Placement.

Timetable

Settlement of the Placement is expected to occur on Monday, 4 May 2020 with the issue of New Shares expected to occur on Tuesday, 5 May 2020. The New Shares issued under the Placement will rank pari passu with the Company’s existing fully paid ordinary shares on issue as at their date of issue.

Bell Potter Securities Limited acted as lead manager and bookrunner to the Placement.

This announcement was authorised for release by the board of Immutep Limited.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

For further information please visit www.immutep.com or contact:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions exempt from, or not subject to, the registration of the US Securities Act and applicable US state securities laws.

This announcement contains certain “forward-looking statements” including statements regarding the Company’s intent, belief or current expectations with respect to Immutep’s business and operations, market conditions, results of operations, financial condition, and risk management practices. The words “likely”, “expect”, “aim”, “should”, “could”, “may”, “anticipate”, “predict”, “believe”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements in this announcement include statements regarding the outcome and effects of the Placement and statements regarding Immutep’s future financial performance and results. Forward-looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. This announcement contains such statements that are subject to risk factors associated with an investment in the Company. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and other important factors that could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.